Mail Stop 3561

October 20, 2009

Via Fax & U.S. Mail

Mr. Arnold Tinter
Chief Financial Officer
90 Madison Street, Suite 700
Denver, Colorado 80206

> **Re:** **Spicy Pickle Franchising, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 30, 2009**
> **File No. 000-53000**

Dear Mr. Tinter:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Management's Discussion and Analysis

- Critical Accounting Policies and Estimates, page 19

1. We note from your balance sheet that you have a significant amount of goodwill recorded as of December 31, 2008. Please revise your critical accounting policies and estimates section to include a discussion of your accounting for goodwill and the related impairment analysis. Your discussion should include the methods and assumptions used in the impairment analysis. Also, in light of the continued losses in the franchising segment through June 30, 2009, negative cash flow generated by the Company, and the continued adverse economic conditions, we believe you may need additional disclosure in this section about the recoverability of your goodwill balance. In future filings, for each reporting unit that is at risk of failing step one of the impairment test, please provide the following disclosures in your critical accounting policies and estimates section:
   - Percentage by which fair value exceeded carrying value as of the most recent step-one test;
   - The amount of goodwill allocated to the unit;
   - Description of key assumptions that drive fair value; and
   - Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

– Results of Operations, page 23

2. We note from Note 11 to the financial statements that you have three operating segments. Please revise your results of operations discussion in future filings to discuss and analyze results of operations by the operating segments disclosed in note 11 to the financial statements. For example, please discuss and analyze net sales and segment profit (loss) separately for each segment.

Statements of Stockholders' Equity, page 32

3. We note that you have presented the dividends declared on preferred stock as a reduction to additional paid in capital. Although there is a retained deficit balance in both 2007 and 2008, we believe that the accounting should reflect the transfer of value to a class other than common shareholders. Accordingly, when the stock dividend is payable on preferred stock, the dividend should be accounted for at fair value with a corresponding decrease in earnings available to common shareholders and a charge to retained deficit. Please revise future filings accordingly.

Statements of Cash Flows, page 33

4. We note that the statement of cash flows indicates that $901,201 was recorded as stock compensation expense for the year ended December 31, 2007. Please explain to us the nature of the amounts recorded as stock compensation expense for that year.

5. Please revise future filings to include all common stock issued for services or other payables as a noncash financing activity on the statement of cash flows.

Note 4. Business Combinations, page 41

6. We note that Note 4 discloses that on February 21, 2008 you acquired substantially all of the assets of an existing franchise restaurant location in Chicago from a franchisee and that the results of operations have been included in the consolidated financial statements since November 2007 pursuant to an operating agreement. Please tell us why you believe it was appropriate to include the results of operations of this franchise in the consolidated results of operations prior to the date of acquisition.

7. We note your disclosure that in connection with your acquisition of three existing franchise locations in Colorado in March 2008, additional consideration may be required if aggregate annual sales for the locations exceed $1,425,000 at a rate of 6% of any such excess through February 28, 2011. You also disclose that any additional consideration will be expensed as paid. In light of the fact that the contingent consideration appears to be based on an earnings target, we believe that the any amounts paid in the future would be accounted for as additional cost of the franchises acquired. See paragraph 28 of SFAS No. 141. Please revise future filings accordingly.

8. We note that in connection with the acquisition of Bread Garden in October 2008, you issued 5,177,500 shares of restricted common stock and warrants to purchase 3,038,750 shares of common stock. We also note that the shares issued were recorded on the statement of stockholders' equity at a value of $2,502,215. Please explain to us how you valued the shares of stock issued in this transaction and also explain why the purchase of the total net assets acquired of $2,598,759 does not agree with the value of the stock issued in exchange for the assets.

9. We note that in connection with your acquisition of Bread Garden you recorded $2,538,882 of goodwill on a purchase price of $2,598,759. Please explain to us how you evaluated the acquisition for the existence of any intangibles such as customer based, marketing based, contract based or technology based intangibles. Please see paragraphs A14 to A28 of SFAS No. 141 and EITF 02-17. Also, please provide us with and disclose in future filings, a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill. See paragraph 51b of SFAS No. 141.

Note 6. Stockholders' Equity, page 44

10. We note from your disclosure that the shares of Series A Preferred Stock that were issued in December 2007 are immediately convertible into 10,000 shares of the Company's $.001 par value common stock. However, we note that you amortized only a portion of the total amount of the preferred stock discount to retained earnings as of December 31, 2007, and recorded the remaining amount ($482,779) in the year ended December 31, 2008. In light of the immediate conversion feature, please tell us why you believe it was appropriate not to record the entire $1,833,000 discount as APIC and a reduction to retained earnings in the year ended December 31, 2007.

11. We note from your disclosure in Note 6 that the terms of the Series A Preferred Stock include certain "non-cash redemption triggering events" that may be considered to be outside the control of the company. We also note that the Company may be required to redeem all of the Series A Preferred Stock then held by the investors for a redemption price, in shares of common stock, equal to a number of shares of common stock equal to the redemption amount divided by 75% of the average of the 10 daily volume weighted average price calculations ("VWAPs") immediately prior to the date of redemption election. In light of the fact that the price per share of stock at the time of redemption can not be determined at this time, it appears that there may be an indeterminate number of shares that may be required to be issued and you would be unable to conclude that you have sufficient available authorized and unissued shares. In that case, net-share settlement would not be within the control of the company and liability classification of this redemption provision would be required. Please advise or revise. Refer to the guidance in paragraphs 19-20 of EITF 00-19.

Note 10. Stock-Based Compensation, page 47

12. Please revise future filings to include all the disclosures required by paragraph A240 of SFAS No. 123R, such as the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized.

Note 11. Business Segment Information, page 49

13. We note that the segment amounts disclosed for revenue and segment profit (loss) for the year ended December 31, 2007, do not appear to be consistent with the statement of operations for the same year. Please revise future filings to ensure the amounts disclosed in Note 11 are the appropriate amounts.

14. Reference is made to the table at the bottom of page 49 representing capital expenditures for fiscal 2008 and 2007. Please reconcile for us total capital expenditures for fiscal 2008 of $3,846,563 with the amounts presented in investing activities and non-cash investing activities on the face of your consolidated statements of cash flows.

15. Reference is made to the table of geographic revenues on page 50. Please reconcile for us and in future filing, total revenues for fiscal 2008 of $4,331,473 to total revenues presented within your statements of operations of $4,417,646 for fiscal 2008.

Form 10-Q for the Quarter Ended June 30, 2009

Balance Sheets, page 3

16. We note that you present the non-controlling interest in consolidated subsidiary within the other equity components on the balance sheet. Please revise future filings to present the non-controlling within equity, but separately from parent's equity. See paragraph 26 of SFAS No. 160.

17. We note that the amount of your non-controlling interest has not changed as recorded on the balance sheet since the acquisition which occurred in February 2008, and there does not appear to be any income (loss) attributable to the non-controlling interest recorded on the statements of operations. Please explain to us why you believe it is appropriate not to record any income (loss) attributable to the non-controlling interest or adjust the amount recorded on the balance sheet as a result of that income or loss.

Note 4. Stockholders' Equity, page 7

18. We note your disclosure that during the six months ended June 30, 2009, you issued shares of common stock in lieu of cash payments for an accrued dividend and accounts payable. Please tell us, and revise future filings to disclose, how you valued the shares issued in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined. Also, please respond and revise your disclosure in future filings with regards to the shares issued subsequent to June 30, 2009.

Management's Discussion and Analysis

– Results of Operations, page 15

19. We note your disclosure that the credit amount in the stock option expense account resulted from reversal of previously recorded expenses due to cancellations as a result of employee terminations. Please explain to us the nature and terms of these cancellations and tell us whether the reversal relates to stock options awards forfeited prior to vesting or post-vesting cancellations where the employees were terminated after vesting and did not exercise their vested awards. If the latter, please tell us why you believe it is appropriate to reverse stock compensation expense.

Form 8-K dated September 30, 2008 (furnished on January 26, 2009)

20. We note that you have provided the audited financial statements of Bread Garden for the most recent fiscal year (year ended March 31, 2008). In light of your disclosure in Note 4 to the audited financial statements of Spicy Pickle Franchising for the year ended December 31, 2008, that the net assets acquired in the acquisition were $2,598,759, it appears that the assets acquired were over 40% significant to the assets of the Company for the most recently completed year (fiscal year 2007). In that case, you would be required to provide audited financial statements of Bread Garden for the two most recently completed fiscal years. Please provide us your the details of your significance tests or revise accordingly. See Rule 3-05 of Regulation SX.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief